Exhibit 99.1

VANCOUVER, BC, Dec.30 – Quest Capital Corp. (TSX: QC, NYSE Alternext U.S.: QCC and AIM: QCC) is pleased to announce that it has completed a private placement of CDN $40 million of Cumulative Voting, 13.5% First Preferred Shares, Series “A” (“Shares”). The Shares will pay dividends, if, as and when declared, of 13.5% per annum payable on a quarterly basis on March 31, June 30, September 30 and December 31 of each year and will be issued at a price of $2.00 per Share.  The shares are redeemable and retractable under certain conditions.

A commission will be paid in an amount equal to 2.95% of the proceeds of the offering. This commission will be payable in common shares of the Corporation subject to regulatory approval.

Net proceeds from the offering will be used for general corporate purposes and to reduce the Company’s bank indebtedness.

“In light of current market conditions, we think it is prudent to enhance the Company’s liquidity.  Also, in conjunction with this financing, the Company has decreased its bank line limit to $70 million,” said Mr. Stephen Coffey, President and CEO.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

For further information please contact Stephen C. Coffey, President and CEO (416) 367-8383 scoffey@quest-mail.com or Rosita Brisebois, Corporate Secretary at rbrisebois@quest-mail.com (416) 367-9834.

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially-oriented mortgages primarily in Western Canada. The Corporation’s strategy is to deploy its financial capital at superior rates of return while minimizing risk in the process. The three principles of Quest’s investing strategy are capital preservation, achieving an attractive yield on lending activities, and profitable growth.

For more information about Quest, please visit our website (www.questcapcorp.com) or www.sedar.com.

Contact in Canada Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Robert Finlay (P): 011 44 20 7050 6500

Forward Looking Statements

This press release may include certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events or results and may include statements regarding the Company’s future financial position, business strategy, budgets, litigation, projected costs, financial results, taxes, plans and objectives. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business.

These forward-looking statements were derived utilizing numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause our actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. To the extent any forward-looking statements constitute future-oriented financial information or financial outlooks, as those terms are defined under applicable Canadian securities laws, such statements are being provided to describe the current potential of the Company and readers are cautioned that these statements may not be appropriate for any other purpose, including investment decisions. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary notice.